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Exhibit 99.6

Falconbridge Limited

September 15, 2006

Dear Shareholders of Falconbridge Limited:

        Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata"), made an offer to all holders (the "Shareholders") of Common Shares (as that term is defined herein) of Falconbridge Limited ("Falconbridge") pursuant to an offer and circular dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "Offer") to purchase all of the issued and outstanding common shares of Falconbridge together with associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may have become issued and were outstanding after the date of the Original Offer, but before the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible or exchangeable or exercisable for Common Shares. The Offer was made on the basis of Cdn $62.50 in cash for each Common Share. The Offer expired at midnight (Vancouver time) on August 25, 2006.

        Shareholders of Falconbridge holding more than 90% of the issued and outstanding Common Shares not previously owned by the Offeror and its affiliates and associates at the date of the Original Offer accepted the Offer. The Offeror has taken up and paid for all Common Shares validly deposited under the Offer.

        The Offeror mailed a notice of compulsory acquisition on September 5, 2006 pursuant to which remaining Shareholders are required to elect (a) to transfer their Common Shares to the Offeror on the basis of Cdn. $62.50 in cash for each Common Share or (b) to demand the payment of fair value, all in accordance with the provisions of section 188 of the Business Corporations Act (Ontario) (the "OBCA"). If a Shareholder does not notify the Offeror in accordance with paragraph (b) above, or if an election is improperly made at such time, the Shareholder will be deemed to have elected to transfer its Common Shares to the Offeror on the basis of Cdn. $62.50 in cash for each Common Share. For further information contact CIBC Mellon Trust Company at +1 (416) 643-5500 or +1-800-387-0825.

        Falconbridge is required to notify you that you are entitled in accordance with the provisions of section 189 of the OBCA (until the earlier of 60 days following the date hereof and the date your Common Shares are acquired by the Offeror pursuant to its compulsory acquisition notice) to require Falconbridge to acquire your Common Shares. Falconbridge is willing to pay Cdn. $62.50 for each of your Common Shares, being the same price offered by the Offeror under the Offer.

        If you are not satisfied with the price offered by Falconbridge for your Common Shares, you are entitled to have the fair value of your Common Shares fixed by the Ontario Court of Justice (General Division).

        The foregoing is a summary only of your rights and is qualified in its entirety by the provisions of section 188 and section 189 of the OBCA. Section 188 and section 189 of the OBCA are complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. If you wish to be better informed about the provisions of section 188 and section 189 of the OBCA, you should consult your legal advisors.

Yours truly,
/s/ STEPHEN K. YOUNG Stephen K. Young Corporate Secretary

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